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                            June 8, 2021

       Hudson La Force
       Chief Executive Officer
       W.R. Grace & Co.
       7500 Grace Drive
       Columbia, Maryland 21044

                                                        Re: W.R. Grace & Co.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 24, 2021
                                                            File No. 001-13953

       Dear Mr. La Force:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed May 24, 2021

       Opinion of Goldman Sachs & Co. LLC, page 41

   1. The second paragraph on page 42 contains language that appears to limit the extent to which shareholders are
entitled to rely on your disclosure: "[t]he following summary, however, does not
purport to be a complete description of the financial analyses performed by Goldman
Sachs..." While appropriate disclaimers concerning the nature of a summary of material
information are permitted, please revise to remove the implication that the summary is
incomplete. We also refer to similar language included in the Moelis opinion on page 54.
 Hudson La Force
FirstName
W.R. GraceLastNameHudson   La Force
             & Co.
Comapany
June 8, 2021NameW.R. Grace & Co.
June 8,
Page 2 2021 Page 2
FirstName LastName
Management Projections, page 54

2. Summarize the material assumptions underlying and limitations on the projections disclosed here, other than the assumption that the FCS Acquisition will be consummated.
General

3.       We note that prior to the closing of the Merger, 40 North Management
LLC owned
         approximately 14.9% of outstanding common stock of the company and had identified two of the members of the Board of Directors pursuant to the 2019 Letter Agreement. 40
         North and its affiliates are a party to a Voting Agreement with W.R. Grace pursuant to which they will vote their shares in favor of the Merger. We further note that 40 North-
         designated director Kathleen Reiland initiated the process which resulted in this transaction while still a Board member, pursuant to her email of August 23, 2020 urging the Board to accelerate its strategic review process. Given 40 North s affiliation with the
         Company since 2018, which includes a significant equity stake and two Board designees, please provide your analysis as to why this transaction is not subject to Rule 13e-3 or file a Schedule 13E-3.
4. With respect to the filing of a Schedule 13E-3, please add as filing persons Gibraltar
         Acquisition Holdings LLC, Gibraltar Merger Sub Inc., 40 North Management LLC, 40
         North Latitude Master Fund Ltd., as well as Standard Industry Holdings Inc. and Standard
         Industries Inc., or explain why such entities should not be included as filing persons.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439, Celeste Murphy at 202-551-3257 or Christina
Chalk at 202-551-3263 if you have questions regarding comments and related matters.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Mark Stagliano